Management Discussion and Analysis

For

Golden Goliath Resources Ltd.

For the Period Ending November 30, 2008

The following management discussion and analysis has been prepared as of January 29, 2009.  The selected financial information set out below and certain comments which follow are based on and derived from the management prepared consolidated financial statements of Golden Goliath Resources Ltd. (the “Company” or “Golden Goliath”) for the first quarter ended November 30, 2008 and should be read in conjunction with them.

Forward Looking Information

Certain statements contained in the following Management’s Discussion and Analysis constitutes forward looking statements.  Such forward looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from actual future results and achievements expressed or implied by such forward looking statements.  Readers are cautioned not to place undue reliance on these forward looking statements, which speak only as of the date the statements were made.  Readers are also advised to consider such forward looking statements while considering the risks set forth below.

General

Golden Goliath is a Canadian listed public company with its shares traded on the TSX Venture Exchange under the symbol “GNG” as a Tier 2 company.

Golden Goliath is a junior exploration company with no revenues from mineral producing operations.  The Company’s properties are all located in the State of Chihuahua, Mexico.  Activities include acquiring mineral properties and conducting exploration programs.  The mineral exploration business is risky and most exploration projects will not become mines.  The Company may offer to a major mining company the opportunity to acquire an interest in a property in return for funding by the major mining company, of all or part of the exploration and development of the property.  For the funding of property acquisitions and exploration that the Company conducts, the Company does not use long term debt.  Rather, it depends on the issue of shares from the treasury to investors.  Such stock issues in turn depend on numerous factors, important among which are a positive mineral exploration climate, positive stock market conditions, a company’s track record and the experience of management.

Overall Performance

During the quarter ending November 30th, the Company ended its exploratory diamond drilling program on some of its Uruachic area properties.  Data compilation and surface work, including mapping and sampling continued through the end of the quarter.

San Timoteo and Las Bolas Properties

During the Company’s first fiscal quarter, the exploratory diamond drilling program on the San Timoteo and Las Bolas properties was concluded.  The last holes in the San Timoteo area were completed in late September and at Las Bolas the last hole was completed in mid October.  More work, including additional drilling, is needed in both areas.  The Company believes it has sufficient data to start on a mineral inventory which is currently progressing.

San Timoteo Property

The last drill holes on the San Timoteo property were drilled in the Sucursal area, which lies several hundred metres north of the old San Martin tunnel. Very encouraging values were obtained from these holes (tabulated below) and follow up drilling is definitely warranted.  Drill hole SU-08-01  intersected 0.59 grams/tonne  gold and 267 grams/tonne silver over 4.6m including 0.46 grams/tonne gold and 70 grams/tonne silver over 1.05m.  An offset drill hole to the west of SU-08-01  intersected 175 grams/tonne silver and 0.12 grams/tonne gold over 4.87m and an offset to the east intersected 129 grams/tonne silver and 0.17 grams/tonne gold over 2.55m.

The Company also searched for an electric underground drill for the holes that are required within the San Martin tunnel itself.  These holes will trace and further define several distinct high grade silver and gold zones within the tunnel itself identified by continuous chip sampling of the walls. These high grade shoots, characterized by brecciation and intense alteration, include a 20m section grading 5.96 grams/tonne and gold with 202 grams/tonne silver; a 10m section grading 6.72 grams/tonne gold with 142 grams/tonne silver and a 4.5m section grading 1.01 grams/tonne gold with 1,545         grams/tonne silver. The extent and overall grade of these zones are important for the purpose on a resource calculation and the origin of them is important for continued exploration.  The zones, which occur at different locations along the length of the tunnel, are very difficult and expensive to drill from surface due to topographic conditions. The surface is about 175 vertical metres above the tunnel and the steep hillside makes drill pad preparation only possible in certain areas.  A mineral inventory or resource calculation is planned for the San Timoteo area after the underground drilling is completed

In total for the San Timoteo area, the Company drilled 34 drill holes totaling 8,588m targeting the San Timoteo claim itself, the area around the San Martin Tunnel, Sucursal and a geophysical Chargeability Anomaly.

Drill Hole	From	To (Metres)	Width (Metres)	Gold	Silver	Pb%	Zn %
	(Metres)			g/tonne	g/tonne
	100.7	103.87	3.17	0.14	79	--	--
SU-08-01
SU-08-01	156.59	167.85	11.26	0.41	142	--	--
including
SU-08-01	156.59	161.2	4.61	0.59	267	--	--
Including
SU-08-01	156.59	157.67	1.08	0.46	705	--	--
SU-08-03	176.4	179.5	3.1	0.12	--	--	--
SU-08-02	210	214.87	4.87	0.12	175	1.1	1.2
Including
SU-08-02	213.1	214.87	1.77	0.15	431	2.8	3.2
SU-08-06	217.75	220.3	2.55	0.17	129	0.7	0.3

Las Bolas Property

At Las Bolas, the Company’s 2008 diamond drill program had three primary targets: 1) manto structures (on the western side of the 1 km square exploration area, around the old El Manto tunnel); 2) high grade silver bearing Iron Oxides and Manganese clay structures (in the central area including the old Las Bolas and Gambusino mine tunnels) and 3) the Frijolar structure (in the southern part of the area including the Frijolar tunnel, which hosts a 35 metre length section averaging 315 g/t Silver.

In the manto structure target area, twelve diamond drill holes, namely BD-08-03 to BD-08-10 & BD-08-13 to BD-08-16 were drilled to intersect carbonaceous dark lutite manto-like units that have returned high silver and gold grades in some sections, with drill hole BD-08-03 grading 9.87 gms/tonne gold and 3,090 gms/tonne silver over in one 0.15 m interval.  Other much wider intersections of lower, but still very good, grades were also encountered.

Drill holes BD-08-07 to BDD-08-09  were  abandoned prior to reaching the manto level due to drill rods becoming stuck, however BD-08-13 & BD-08-14 did reach the manto target zone and returned anomalous grade assays including 3.23 meters grading 0.47 gms/tonne gold and 222 gms/tonne silver (see table below). BD-08-15, the northern most drill hole on the manto target, was drilled into an intrusive and hence determines the northern limit of the manto mineralized horizon.

From the current drilling program the Company has reached the conclusion that the manto horizon precious and base metal concentrations increase to the west and southwest. Management will focus future drilling in these directions with the goal of building potentially mineable tonnage. A surface sample taken to the west over a width of 1 metre from a manto exposure returned 10.7 gms/tonne gold and 929 gms/tonne silver.

On the high grade Las Bolas - Gambusino front, the Company successfully completed diamond drill hole BD-08-19, which tested the northern extension of the Las Bolas Contrapozo (raise). Previous sampling of this raise returned 1,245 gms/tonne  silver over 2.2 meters & 4.95 gms/tonne gold over 1.2 meters.  The overall weighted average of the 127 chip samples taken in this area was 0.22 gms/tonne gold and 390.28 gms/tonne silver over 179.51 metres. Drill hole BDD-08-20 returned 7.22 mtres grading 224 gms/tonne silver and 0.1 gms/tonne gold.

 Due to market conditions, after completing 26 holes in the Las Bolas area the Company decided to suspend the drilling of additional holes and concentrate its efforts on compiling the data already obtained and generating the sections needed in order to attempt a mineral inventory. The mineral inventory estimation will take place, upon review of the existing data, under the supervision of an independent qualified person and will be conducted pursuant to NI 43-101 standards. The study will greatly assist the Company in developing its 2009 drill program by defining target areas which can most easily add tonnage to the mineralization.

In total, the Las Bolas Diamond 2008 drilling program consisted of 26 diamond drill holes (3,551m).  The most significant drilling assays from the last portion of the program are summarized in the table below.

Drill Hole	From	To	Width	Silver	Gold
Number	metres	metres	metres(m)	g/tonne	g/tonne
BDD-08-13	94.53	97.8	3.23	222	0.47
BDD-08-14	130.05	132.0	1.85	76	0.21
BDD-08-16	65.15	66	0.85	49	0.122
BDD-08-18	105.46	106.64	1.18 m	32	--
BDD-08-20	0	7.22	7.22 m	224	0.1
BDD-08-20	28.23	29.82	1.19 m	92	0.22
BDD-08-20	17.24	17.67	0.43 m	84	0.56
BDD-08-21	49.58	49.8	0.22 m	74	0.48
BDD-08-23	41.58	45.45	3.87 m	--	0.27
BDD-08-24	32.9	34.45	6.24 m	100	0.1
Including
BDD-08-24	28	28.72	0.72 m	585	0.19
BDD-08-24	46.32	47.5	1.18 m	28	--

BDD-08-25	68.98	74.9	5.92 m	102	--
Or
BDD-08-25	68.98	76.7	7.72 m	81	--
Including
BDD-08-25	69.54	70.64	1.10 m	361	--

Other Properties

During the months of September, October and November, little work was performed by the Company on its other properties.

Results of Operation

For the first quarter ending November 30, 2008, the Company incurred a net loss of $182,506 compared to a net loss of $166,814 during the first quarter last year.  The significant differences between the two years were:

•

a decrease of $6,019 in foreign exchange expense due to the increased value of the Canadian dollar against the Mexican peso.

•

a decrease of $14,966 in investor relations expenses during the past quarter as the Company has been reducing these expenditures in light of current market conditions.

•

a decrease of $39,878 in transfer agent and filing fees as the Company completed a private placement in the prior year which resulted in various one time fees.

•

an increase of $12,087 in travel costs this past quarter related to more than usual consultants visiting the property for the purposes of working towards a mineral inventory.

•

a reduction of $1,170,948 in current assets in the first quarter this year as the Company was completing an exploration program on its Las Bolas property.

•

a reduction of $42,297 in interest income as a result of lower interest rates and less cash held in short term investments.

As of November 30, 2008, deferred mineral property exploration costs totalled $8,201,740 compared to $7,449,608 at August 31, 2008.  During the first quarter, the Company incurred a total of $752,131 in exploration expenditures including $499,284 on drilling, $109,354 on assaying, $24,577 doing geology and mapping and $38,864 on road construction and site preparation mainly on its San Timoteo, La Reforma properties and Las Bolas.  $34,022 of facilities and other exploration expenditures in deferred exploration costs included such expenses as core boxes, rental of a core shack and a water truck used during drilling.

Summary of Quarterly Results

The following table sets forth selected quarterly financial information for each of the last eight (8) quarters prepared in accordance with Canadian Generally Accepted Accounting Principles.

Quarter Ending	Revenue	Net Loss	Net Loss per Share

November 30, 2008	28,731	182,506	0.00
August 31, 2008	41,789	95,487	0.00
May 31, 2008	45,831	221,738	0.00
February 29, 2008	53,338	337,038	0.01
November 30, 2007	68,726	166,814	0.00
August 31, 2007	75,314	460,404	0.01
May 31, 2007	20,317	250,015	0.00
February 28, 2007	9,223	171,367	0.00

NOTE:  The revenue relates to interest earned. There were no discontinued operations or extraordinary items on the Company’s financial statements during the above mentioned periods.

The significant increase in August 2007 and February 2008 is a result of a stock based compensation charges and general expenses.

Liquidity and Capital Resources

The Company has financed its operations almost exclusively through the sale of its common shares to investors and will be required to continue to do so for the foreseeable future.

The Company had working capital of $1,435,390 at November 30, 2008 compared to a working capital position of $2,427,739 at August 31, 2008.  The Company’s cash and short-term investment position at November 30, 2008 was $1,584,842.

Capital Resources

Other than property taxes which are approximately $60,000 per year, the Company does not have any capital resource commitments.

Transactions with Related Parties

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.  Amounts due to related parties are unsecured with no specific terms for repayment.

During the three months ended August 31, 2008, the Company paid $30,000 (2007: $30,000) recorded as management fees for geological and management services to a company controlled by a director

During the three months ended November 30, 2008, the Company paid $10,949 (2007: $28,472) in wages and benefits to a director of the Company.

A private company controlled by one of the directors charged $13,893 for the three months ended November 30, 2008 (2007: $13,500), in respect of rent and office administration costs on behalf of the Company.  The Company has an administrative services agreement with Hastings Management Corp. whereby Hastings provides services to the Company including supervising and administering the financial requirements of the Company’s business, producing quarterly accounts in accordance with public reporting requirements; communicating with various regulatory authorities in order to ensure compliance with all applicable laws; assisting in the preparation of news releases, promotional materials and other documents required to be disseminated to the public and responding to any requests for information or questions which may be posed by the public; providing access to legal consultation; providing office space, office furniture, boardroom facilities, access to photocopier, fax and such other amenities normally associated with office needs; and providing such other additional instructions and directions as the Company may require.

During the three months ended November 30, 2008, the Company paid $15,000 (2007: $15,000) in consulting fees to a director of the Company.

Critical Accounting Estimates

The Company records its interest in mineral properties at cost, less option income realized. The cost of mineral properties and related exploration costs are deferred until the properties are brought into production, sold or abandoned. These deferred costs will be amortized on the unit-of-production basis over the estimated useful life of the properties following the commencement of production or are written-off if the properties are sold, allowed to lapse or abandoned.  Amounts shown for the mineral properties and their related deferred exploration costs represent costs incurred and are not intended to reflect present or future values.  Management reviews capitalized costs on its mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results and upon management’s assessment of the future probability of profitable revenues from the property or from sale of the property.

Changes in Accounting Policy

The new standards and policies per the CICA Handbook relevant sections are as follows:

a)

Section 3855 - Financial Instruments – Recognition and Measurement

In accordance with this new standard, the Company now classifies all financial instruments as held-to-maturity, available-for-sale, held-for-trading, loans and receivables or financial liabilities.  Financial instruments classified as held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading are measured at amortized cost.  Available-for-sale financial instruments are measured at fair value with unrealized gains and losses recorded in other comprehensive income.  Instruments classified as held-for-trading are measured at fair value with unrealized gains and losses recognized on statement of operations for the period.

b)

Section 1530 - Comprehensive Income

This standard introduces the concept of comprehensive income, which consists of net income and other comprehensive income.  Comprehensive income (loss) is the change in the Company’s net assets that results from transactions, events, and circumstances from other than the Company’s shareholders. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in other “comprehensive income (loss)” until it is considered appropriate to recognize into net income (loss). This standard requires the presentation of comprehensive income (loss), and its components in a separate financial statement that is displayed with the same prominence as the other financial statements.

c)

Section 3865 - Hedges

The new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed.  As at August 31, 2008, the Company has not designated any hedging relationships; therefore, the adoption of this accounting policy did not have an impact on the financial statements of the Company for the year ending August 31, 2008 or quarter ending November 30, 2008.

d)

Section 1506 – Accounting Changes

The new standard establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and the correction of errors.  The disclosure is to include, on an interim and annual basis, a description and the impact on the Company of any new primary source of GAAP that has been issued but is not yet effective.  The impact that the adoption of Section 1506 will have on the Company’s results of operations and financial condition will depend on the nature of future accounting changes.

e)

EIC Abstract No. 166 – Accounting Policy Choice for Transaction Costs

On June 1, 2007, the Emerging Issues Committee of the CICA issued Abstract No. 166, “Accounting Policy Choice for Transaction Costs” (“EIC-166”).  This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held-for-trading.  Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments classified as other than held-for-trading, but permits a different policy choice for financial instruments that are not similar.  The Company has adopted EIC-166 effective August 31, 2008, which requires retroactive application to all transaction costs accounted for in accordance with CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement.  The Company has evaluated the impact of EIC-166 and determined that no adjustments are currently required.

Financial Instruments and Other Instruments

The Company has not entered into any specialized financial agreements to minimize its investment risk, currency risk or commodity risk.  As of the date hereof, the Company’s investment in resource properties has full exposure to commodity risk, both upside and downside.  As the gold and silver price moves so too does the underlying value of the Company’s gold and silver projects.

Outstanding Share Data

The authorized share capital consists of an unlimited number of common shares.  As of November 30, 2008 and the date hereof, an aggregate of 60,934,037 common shares were issued and outstanding.

The Company has the following warrants outstanding as of November 30, 2008:

Number of shares	Price per share	Expiry Date
18,352,726	$0.45	April 20, 2009

As of November 30, 2008, the Company had 4,495,000 incentive stock options outstanding with a weighted average remaining contractual life of 2.8 years at a weighted average exercise price of $0.36.

Investor Relations

The Company has an agreement with Free Market News Network for US$500 per month to provide market awareness and coverage of the Company.  In addition, the Company has appointed San Diego Torrey Hills Capital to provide investor relations and shareholder communications services to the Company.  Torrey Hills Capital specializes in the representation of public companies in the resource and technology sectors. It will assist the company in gaining increased exposure to investors through the dissemination of corporate information to a network of on-line venues, brokerage firms, financial institutions and private investors. This initiative reinforces the company's commitment to improve communications and information flow to its shareholders and the investment community.

A services agreement with San Diego Torrey Hills Capital was entered into for a three-month contract, renewable for to six-month periods, at the monthly fee of $7,500 (U.S.), plus 60,000 Company stock options for the first three-month period. The additional six-month periods would be at a monthly fee of $7,500 (U.S.) per month, plus 120,000 Company stock options for each six-month period.  The agreement was later renewed at a price of $5,000 (U.S.) per month, but has subsequently been terminated.

Disclosure Controls and Procedures

Disclosure controls and procedures (“DC&P”) are intended to provide reasonable assurance that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified by securities regulations and that information required to be disclosed is accumulated and communicated to management.  Internal controls over financial reporting (“ICFR”) are intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purpose in accordance with Canadian generally accepted accounting principles.

TSX Venture listed companies are not required to provide representations in the annual filings relating to the establishment and maintenance of DC&P and ICFR, as defined in Multinational Instrument 52-109.  In particular, the CEO and CFO certifying officers do not make any representations relating to the establishment and maintenance of (a) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation, and (b) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.  The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in their certificates regarding the absence of misrepresentations and fair disclosure of financial information.  Investors should be aware that inherent limitation on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in Multinational Instrument 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Additional information relating to the Company can be found on SEDAR at www.sedar.com and also on the Company’s website at www.goldengoliath.com.